--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  MAVESA, S.A.
                       (Name of Subject Company (Issuer))

                            PRIMOR INVERSIONES, C.A.
                          a wholly owned subsidiary of

                             PRIMOR ALIMENTOS, C.A.
                        (Name of Filing Person (Bidder))

                  SHARES OF COMMON STOCK, NOMINAL VALUE Bs.10
                         (Title of Class of Securities)

                               ----------------

                             Primor Alimentos, C.A.
                    2da. Avenida de Los Cortijos de Lourdes
                       Edificio Centro Empresarial Polar
                            Caracas, Venezuela 07054
                      Attention: Guillermo Bolinaga, Esq.
                         Telecopy No.: +(582) 202-3364
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:

            Paul T. Schnell, Esq.                          Fulvio Italiani, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP          d'Empaire Reyna Bermudez & Asociados
              Four Times Square                Edificio Bancaracas, P.H., Plaza La Castellana
          New York, New York 10036                           Caracas, Venezuela
          Telephone (212) 735-3000                       Telephone +(582) 264-6244

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
                $252,983,632                                      $50,597

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* Estimated solely for the purpose of determining the registration fee. Based upon US$0.1416887470 per share for 1,785,488,519 shares of Mavesa common stock outstanding (excluding shares outstanding in the form of ADSs, which is subject to a concurrent tender offer) as of January 30, 2001. The number of outstanding shares not in the form of ADSs is based upon information provided to the bidder by Mavesa, S.A.

** The filing fee was paid on February 21, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.

   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously Paid:   Not applicable. Filing Party: Not applicable
      Form or Registration No:  Not applicable  Date Filed:   Not applicable

[_]Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates.

[X]third-party tender offer subject to Rule 14d-1

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on February 21, 2001, relates to the offer by Primor Inversiones, C.A., a Venezuelan corporation (the "Purchaser") and a wholly owned subsidiary of Primor Alimentos, C.A., a Venezuelan corporation ("Primor"), to purchase all outstanding shares of common stock (collectively, the "Shares") of Mavesa, S.A., a Venezuelan corporation, at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Venezuelan Offer to Purchase dated February 21, 2001, the Supplement to the Venezuelan Offer to Purchase dated February 21, 2001, and in the related Share Letter of Transmittal (which collectively together constitute the "Venezuelan Offer").

Items 4 & 11.

   Items 4 and 11 of the Schedule TO are hereby amended by amending and restating in its entirety the last three paragraphs of the section entitled "4. Tax Consequences" of the Supplement to the Venezuelan Offer to Purchase (exhibit (a)(2) to the Schedule TO) with the following:

     "Gains from the sale of Shares pursuant to the Venezuelan Offer recognized by a U.S. Holder who is entitled to the benefits of the Convention will not be subject to Venezuelan income tax. Further, a U.S. Holder entitled to the benefits of the Convention should not be subject to the Venezuelan income tax imposed at a flat rate of 1% and withheld by the Caracas Stock Exchange on the gross amount of the amount paid by the Purchaser for the Shares, provided such U.S. Holder can satisfy the Venezuelan revenue authorities that such U.S. Holder is a person entitled to the benefits of the Convention. Each U.S. Holder should be aware that it may not be able to comply on a timely basis with the certification requirements to obtain an exemption from the 1% tax prior to the payment by the Purchaser for the Shares, and thus the Caracas Stock Exchange will likely withhold on the amount paid to such holder by the Purchaser at the flat rate of 1%. Any amounts withheld should be refundable to the U.S. Holder upon appropriate application to the Venezuelan revenue authorities. The application for a refund may be made directly by the U.S. Holder with the Venezuelan Tax Administration, pursuant to articles 177 through 184 of the Venezuelan Organic Tax Code. The Tax Administration has a two-month term to decide on the refund request, after the expiration of which, if the Tax Administration has not decided on the request, the U.S. Holder may assume it has been denied and initiate an appeals process. The treatment available to U.S. Holders who are entitled to the benefits of the Convention may also be available to Non-Residents of Venezuela who are entitled to the benefits of similar treaties to prevent double taxation currently in effect between Venezuela and Italy, France, Portugal, Germany, the Czech Republic, Trinidad & Tobago, The Netherlands, Switzerland, the United Kingdom, Norway, Sweden, Belgium and Indonesia.

     Venezuelan counsel to the Purchaser is of the opinion that gain from the sale of Shares pursuant to the Venezuelan Offer recognized by a holder who is a Non-Resident of Venezuela and not entitled to the benefits of the Convention or a similar treaty to prevent double taxation discussed above will not be subject to Venezuelan income tax. The Caracas Stock Exchange will withhold tax at a rate of 1% on the gross amount of the amount paid to such holder for the Shares. Such holder will not be entitled to a refund of such tax.

     Gains from the sale of Shares pursuant to the Venezuelan Offer recognized by a Resident of Venezuela will be subject to tax at a rate of 1% on the gross amount of the amount paid to such holder for the Shares, which will be withheld by the Caracas Stock Exchange. Such holder will not be entitled to a refund of such tax."

Item 12.

   Exhibit (a)(1) is hereby refiled to include the annexes to the Venezuelan Offer to Purchase.

   (a)(1) Venezuelan Offer to Purchase dated February 21, 2001 (including
Annexes)

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRIMOR INVERSIONES, C.A.

                                          By:  /s/ Guillermo Bolinaga

                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

                                          PRIMOR ALIMENTOS, C.A.

                                          By:  /s/ Guillermo Bolinaga

                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

Dated: February 22, 2001